EXHIBIT 4.vi

EXHIBIT 4.vi

EXECUTIVE SERVICE AGREEMENT

THIS EXECUTIVE SERVICE AGREEMENT is made on the 3rd day of November 2010.

BETWEEN

(1)	Lloyds TSB Bank plc (the “Employer”); and

(2)	António Horta-Osório (the “Executive”).

Definitions used in this Agreement are set out in Clause 20.2 below.

IT IS AGREED as follows:

1	Appointment Pre-Conditions and Term

Appointment

1.1

Provided the Executive has satisfied the conditions set out in Clause 1.2 below, the Employer shall employ the Executive initially as a Director and with effect from 7 March 2011 (or such later date as agreed) as Group Chief Executive (the “Employment”). On commencement of the Employment, the Executive shall be appointed to the board of directors of Lloyds Banking Group plc and to the boards of directors of the Employer, Bank of Scotland plc and HBOS plc.

Pre-conditions

1.2	The Executive’s employment is conditional upon:

	1.2.1	the Executive having been approved in respect of the Employment by the FSA under FSMA 2000 (“FSMA Approval”),

	1.2.2	the Executive not being prevented from taking up employment under this Agreement by any obligation or duty owed to a third party, whether contractual or otherwise.

Term

1.3

The Employment shall begin on such date as shall be agreed between the parties which unless otherwise agreed by the parties shall be a date no later than 7 March 2011 (the “Commencement Date”) and shall continue until terminated:

	1.3.1	by not less than 12 months’ notice given by the Employer to the Executive (provided that such notice may not expire before the second anniversary of the Commencement Date); or

	1.3.2	by not less than 6 months’ notice given by the Executive to the Employer; or

	1.3.3	under a provision set out in Clause 12.

1.4	The Executive’s period of continuous employment with the Employer for the purposes of the law relating to redundancy and unfair dismissal is the Commencement Date.

2	Duties of the Executive

General Duties

2.1	The Executive will during the Employment:

2.1.1

devote their whole time, attention and skill to the Employment during normal office hours and during such other times as may reasonably be required for the effective performance of the duties under this Agreement;

	2.1.2	properly perform the duties and exercise the powers and functions that from time to time may reasonably be assigned to or vested in the Executive by the Board in relation to any Group Company;

	2.1.3	accept any offices or directorships as reasonably required by the Employer;

	2.1.4	comply with all rules, regulations policies and codes issued by the Employer that apply to the Employment;

	2.1.5	comply with all rules, regulations and codes imposed or recommended by any industry or regulatory body that apply to the Employment;

2.1.6

discuss regularly with the Chairman the conduct of the Executive’s duties, plans for the future performance of the duties and of any conflict of interest to which the Executive may become subject and promptly inform the Chairman if there are major issues relating to the foregoing of which the Chairman ought reasonably to be informed without delay;

	2.1.7	comply with any policy directions or reasonable other directions issued by the Employer;

	2.1.8	use best endeavours to promote the interests and reputation of every Group Company; and

	2.1.9	keep the Employer advised of the Executive’s current UK residential address.

Interests of the Executive

2.2

The Executive will disclose promptly in writing to the Employer any interests of his (for example, shareholdings or directorships) whether or not of a commercial or business nature (except interests in any Group Company). The Executive has, prior to signing this Agreement, disclosed in writing all such interests and without prejudice to the Executive’s obligations under any other provision of this Agreement, the Employer consents to the Executive continuing to hold such interests and such other interests or appointments as may be approved in advance by the Chairman.

2.3

Subject to Clauses 2.2 and 2.4, during the Employment (including any Garden Leave Period) the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity of a commercial or business nature (except as a representative of the Employer or with the written consent of the Chairman).

2.4	The Executive may hold or be interested in investments which amount to not more than one per cent of the issued investments of any class or any one company.

2.5

The Executive will (and will use best endeavours to ensure that the Executive’s spouse and any dependents) comply with all rules of law, including Part V of the Criminal Justice Act 1993, the Model Code appended to Chapter 16 of the Listing Rules of the United Kingdom Listing Authority, the FSA’s Code of Market Conduct and all other rules, policies or codes applicable to the Employer or the Executive from time to time in relation to the holding or trading of securities (in each case as amended or replaced from time to time).

2.6

The Executive will not directly or indirectly receive any benefit from any person having or seeking to have business transactions with any Group Company (other than reasonable corporate hospitality and seasonal or occasional gifts of limited value).

Approved Person

2.7

During the period of this Agreement the Executive will not do anything which could cause the Executive to be disqualified from continuing to act as a director of any Group Company or lose approval as an “Approved Person” by the FSA under the FSMA 2000 in respect of the Employment. If the Executive is not an “Approved Person” at the date of appointment under this Agreement, then the Executive will not do anything which would cause the Executive to be prevented from becoming an “Approved Person” in the future.

Location

2.8

The Executive’s normal place of work will be the Employer’s London Head Office from time to time (currently 25 Gresham Street, London). The Executive shall travel to such places within or outside the United Kingdom as the Employer may reasonably require.

3	Remuneration

3.1

During the Employment the Employer will pay the Executive a salary of £1,035,000 per annum or such higher annual salary as may be notified to the Executive from time to time (“Basic Salary”). Basic Salary will be reviewed (but without any obligation to increase) annually from (and including with effect from) 1 January 2011. Basic Salary will be paid in equal monthly instalments on or about the 20th day of each month. The Executive shall maintain a bank account with a subsidiary of the Lloyds Banking Group into which Basic Salary shall be paid.

3.2	The Executive agrees to waive payment of any director’s fees or other remuneration payable in respect of any directorship held by the Executive with any Group Company.

3.3

The Executive will be paid such bonus at such times and subject to such conditions as the Employer in its sole and absolute discretion may from time to time determine. In accordance with clause 4.9 below payment of such a bonus or participation in a bonus scheme is not a contractual entitlement.

3.4

The Executive will be eligible to participate in any all-employee share schemes or other benefits provided to all employees, or to be considered for participation in any discretionary scheme, operated or offered by the Employer or any Group Company from time to time in accordance with the relevant rules (including without limitation any rules as to eligibility). In accordance with clause 4.9 below participation in any share option, share incentive or other employee benefit plan, scheme or arrangement is not a contractual entitlement except to the extent of any specific awards or entitlements made or notified to the Executive and, for the avoidance of doubt it is agreed that the provisions set out in Clauses 3.5 and 5 are contractual and binding on the Employer.

2011 Share Award

3.5

As soon as reasonably practicable following commencement of the Employment, the Employer will procure the grant to the Executive of an award over shares in Lloyds Banking Group plc with a value of 420% of Basic Salary on the same terms and conditions as those applying to awards under the Lloyds TSB Long-Term Incentive Plan 2006 or other replacement long term incentive plan of the Group (the “LTIP”).

4	Pension and Other Benefits

Pension allowance

4.1

The Employer will pay directly to the Executive or to a registered pension scheme (including Your Tomorrow or other registered pension scheme as defined in the Finance Act 2004) nominated by him an amount equal to 50% of the annual Reference Salary from time to time as a pension allowance.

The Executive acknowledges that in signing this contract the Executive will be deemed to have opted out of the “personal accounts” arrangements due to be implemented from 2012 in the United Kingdom (except and to the extent that this is the arrangement which the Employer designates as the Scheme).

Currently, a Contracting-Out Certificate pursuant to the provisions of the Pensions Act 1995 is not in force in respect of the Executive’s employment.

The pension allowance paid by the Employer will not be taken into account for the purposes of calculating bonus or other such payments and shall include the Executive’s 4% flexible benefit allowance.

The Executive acknowledges and agrees that any payments to or in respect of him (other than to a registered pension scheme as defined in the Finance Act 2004) under this Clause will be subject to deduction of income tax and secondary national insurance contributions and that the net amount only after such deductions shall be received by or in respect of the Executive.

To the extent that any part of the pension allowance under this Clause is paid to a registered pension scheme (as defined in the Finance Act 2004) the Executive acknowledges and agrees that he will be solely liable for any annual allowance charge, special annual allowance charge or lifetime allowance charge in respect thereof.

Pension Arrangement

4.2

This Clause shall apply where the Executive loses rights to future payments pursuant to clauses Seventh, Eighth or Ninth of the Senior Executive Contract dated 29 April 2009 between Banco Santander, S.A. and the Executive.

In recognition that the Executive will by reason of accepting employment with the Employer, suffer significant loss in relation to future payments on retirement by virtue of his loss of rights as referred to in this Clause, the Employer has agreed to establish for the Executive as soon as reasonably practicable an unfunded pension arrangement for and in respect of the Executive (in terms to be agreed with the Executive and subject to complying with any requirements of the FSA, including its Remuneration Code, as amended from time to time) to compensate him in part for the loss of future payments under his existing arrangements.

Salary sacrifice arrangements

4.3

The Employer has or may at some stage introduce a salary sacrifice arrangement. Under this arrangement some or all of the Executive’s pension contributions (if any) payable to the Your Tomorrow scheme from time to time (which may at the Employer’s discretion include both regular or mandatory contributions or voluntary contributions) will be paid on the Executive’s behalf by the Employer in return for a reduction in the Executive’s salary (although pension and life cover benefits will be calculated without regard to this reduction). By signing and/or entering into this contract the Executive has agreed to this option. The Executive is therefore automatically a member of the salary sacrifice scheme (if one is already in place) or alternatively will join the salary sacrifice arrangement if it is introduced unless the Executive chooses to opt out as permitted under the terms of the salary sacrifice arrangement.

Car Allowance and car

4.4

The Executive shall be eligible to receive a non pensionable cash allowance of £1,000 payable each month. In addition, a car and driver will be provided for the Executive for business and if he so wishes reasonable personal use (appropriate for the position of Group Chief Executive and provided in a manner consistent with other Executive Directors). The Executive shall be responsible for any income tax arising in respect of such personal use.

Life Cover

4.5	The Executive will be provided with Life Cover (in a manner consistent with the Executive Directors).

The amount of Life Cover in the event of the Executive’s death during the Employment will be equal to eight times the annual Reference Salary (as revised from time to time), irrespective of whether or not the Executive is a member of any pension scheme operated by the Employer.

Such Life Cover will be provided under the terms of any arrangement designated by the Employer and notified to the Executive (subject to the proviso that any Life Cover in excess of the Lifetime Allowance applicable to registered pension schemes will be provided by the Employer or through an arrangement other than a registered pension scheme).

Private Medical Cover

4.6

The Executive may participate during the Employment in the Employer’s international private health scheme. International private health cover will be provided for the Executive, his spouse and his dependent children subject to and in accordance with such terms from time to time on which any appointed supplier provides cover (including eligibility requirements). If and to the extent that the Employer reduces, varies or withdraws the scheme for all other participants, the private health cover arrangements in this clause may also be reduced, varied or withdrawn by the Employer to the same extent.

Health Screening

4.7	The Executive will be eligible to receive, and expected to undertake, an annual confidential medical screening by a supplier appointed by the Employer.

Deductions

4.8

For the avoidance of doubt, any and all remuneration or benefits provided by virtue of this Agreement or the Employment shall be subject to such deductions for tax and employees National Insurance as the Employer is required to make by law or the tax and/or National Insurance authorities.

Other Benefits

4.9

The Executive acknowledges that (except for any specific awards or entitlements notified to the Executive individually or by a general notice to staff and subject to the other provisions of this Agreement including the provisions set out in Clauses 3.5 and 5 which are contractual) participation in any bonus, share option, share incentive or other employee benefit plan, scheme or arrangement (“Plan”) is not a contractual entitlement and on termination of the Employment the Executive will have no right to compensation or otherwise against the Employer or any other Group Company by reason of no longer being able to participate in any such Plan.

5	Share Buy-Out Awards

Awards

5.1

In recognition that the Executive’s outstanding awards over Santander shares will lapse on accepting Employment with the Employer, the Employer has agreed that it will, as soon as reasonably practicable following commencement of the Employment, procure the grant to the Executive of awards over shares in Lloyds Banking Group plc on the following bases. The Employer may change any of the vesting dates specified in Clauses 5.1.1 to 5.1.3 below to a later date (such time being a date which is as close as possible to the original vesting date specified below), at the time of grant of the Stock Buy-Out Awards or subsequently if it becomes necessary to do so to comply with the Listing Rules of the UK Listing Authority or to take account of the actual Commencement Date.

5.1.1

in respect of shares the Executive could otherwise have acquired in 2011 and 2012 under the Santander performance share plan, an award over a number of Lloyds Banking Group plc shares whose value on the date of commencement of Employment equates to the value on 29 October 2010 of 91% of the Santander shares under the relevant Santander performance share plan awards. The award will vest in two equal tranches on 15 June 2011 and 15 June 2012 (or the immediately preceding business day) as long as the Executive remains in Employment, except as provided in clauses 5.4 and 5.5 and subject to the deduction of income tax and any other withholding obligations for which the Executive is liable;

5.1.2

in respect of shares the Executive could otherwise have acquired in 2013 under the Santander performance share plan, an award over a number of Lloyds Banking Group plc shares whose value on the date of commencement of Employment equates to the value on 29 October 2010 of the Santander shares under the relevant Santander performance share plan award. The award will vest on 15 June 2013 (or the immediately preceding business day) if a performance condition based on the TSR performance of Lloyds Banking Group plc against the peer group currently set in relation to the Santander shares amended to include Santander is satisfied, as long as the Executive remains in Employment, except as provided in clauses 5.4 and 5.5 and subject to the deduction of income tax and any other withholding obligations for which the Executive is liable; and

5.1.3

in respect of shares the Executive could otherwise have acquired under the Santander matched deferred bonus plan, an award over a number of Lloyds Banking Group plc shares whose value on the date of commencement of Employment equates to the value on 29 October 2010 of 100% of the Santander shares under the relevant Santander matched deferred bonus plan awards. The award will vest in three equal tranches on the last business day in January of 2011, 2012 and 2013 as long as the Executive remains in Employment, except as provided in clauses 5.4 and 5.5 and subject to the deduction of income tax and any other withholding obligations for which the Executive is liable;

(together referred to as the “Share Buy-Out Awards”).

5.2

In recognition that the Executive’s award of delayed vesting compensation which would otherwise have been payable on 7 February 2011 will lapse on accepting Employment with the Employer, the Employer has agreed that it will, as soon as reasonably practicable following commencement of the Employment, procure the grant to the Executive of an award of £516,000 payable in three equal tranches on or as soon as reasonably practicable after 7 February 2011 (or the Commencement date, whichever is later), 7 February 2012 and 7 February 2013 subject to the deduction of income tax and any other withholding obligations for which the Executive is liable.

5.3

For the purposes of calculating the value of the Share Buy-Out Awards referred to in clauses 5.1.1 to 5.1.3, the value of the Santander shares will be £8.085, being the agreed Pounds Sterling equivalent of the closing price on 29 October 2010 and the value for the shares of Lloyds Banking Group plc will be the mid market quotation in Pounds Sterling on the date of commencement of Employment.

Forfeiture and Malus

5.4

This Clause 5.4 is subject to Clauses 5.5 and 5.6. Upon termination of the Employment for any reason, any Share Buy-Out Award that has vested will be retained by the Executive and not lapse. If the Executive ceases to be an employee of the Group:

5.4.1

because he is Dismissed for Cause or by reason of his voluntary resignation (i.e. in circumstances in which he is not entitled to resign without notice owing to the conduct of the Group), any Share Buy-Out Award which has not yet vested will lapse on the Termination Date; or

5.4.2

for any other reason (including Absence Dismissal under Clause 12.3) any Share Buy-Out Awards which have not vested will not lapse and will vest on the vesting dates specified in the Share Buy-Out Awards subject to such performance conditions as are referred to in Clause 5.1.

5.5	The Board may in its absolute discretion determine that the number of Shares over which a Share Buy-Out Award may vest may be reduced (to nil if appropriate) as a result of:

5.5.1

the Lloyds Banking Group plc annual report and accounts having been materially restated at any time during the period between the grant of the Share Buy-Out Award and the vesting date of the Share Buy-Out Award as a result of the conduct of the Executive other than material restatement due to a change in accounting policy or to rectify a minor error;

5.5.2

the Executive having, in the reasonable opinion of the Board, deliberately misled the management of the Lloyds Banking Group plc, the market and/or Lloyds Banking Group plc shareholders regarding the financial performance of Lloyds Banking Group plc at any time during the period between the grant of the Share Buy-Out Award and the vesting date of the Share Buy-Out Award;

5.5.3

the Executive’s actions at any time during the period between the grant of the Share Buy-Out Award and the vesting date of the Share Buy-Out Award having, in the reasonable opinion of the Board, caused harm to the reputation of the Group; or

	5.5.4	any other factors considered by the Board to be relevant which are compliant with and no more onerous than requirements under the Financial Services Authority Code on Remuneration Practices.

5.6

Any Share Buy-Out Awards granted in accordance with clause 5.1 and any award granted in accordance with clause 5.2, must satisfy any relevant requirements of the FSA, including its Remuneration Code as amended from time to time.

5.7

The Employer and the Executive have agreed the basis of the grant of the above Share Buy-Out Awards and the award referred to in clause 5.2 based on the Form 20-F issued by Santander on 10 June 2010 (“20-F”). After signature of this Agreement, the Executive will at the Employer’s request use all reasonable endeavours to obtain such additional documents as are reasonably requested by the Employer from Santander and if there are any discrepancies between the arrangements agreed between the Executive and the Employer and the arrangements the Executive had at Santander, such discrepancies will be resolved between the parties in good faith and with the objective that the Executive is not overcompensated in relation to the Share Buy-Out Awards and the award referred to in clause 5.2.

5.8	References in this clause to various Santander plans shall be to those plans as named and described in the 20-F.

6	Expenses

6.1

The Employer will refund to the Executive all reasonable expenses properly incurred by the Executive in performing the duties under this Agreement, provided that these are incurred in accordance with Employer’s policy from time to time. The Employer will require the Executive to produce receipts or other documents as proof for any expenses claimed.

7	Holiday

7.1

The Executive shall be entitled during the Employment to 30 working days holiday in each calendar year plus bank holidays. Holiday may only be taken at such time or times as the Chairman shall approve. A maximum of five days holiday not taken in a particular year may be carried forward to be taken by 31 March in the next year. The Executive’s holiday entitlement shall be pro rated for the year in which the Employment begins and for the year in which the Employment ends.

8	Confidentiality

8.1

Without prejudice to the common law duties which the Executive owes to the Employer, the Executive agrees to preserve the confidentiality of any trade secrets and/or confidential information belonging or relating to the Employer or its employees or relating to the Works, in whatever form (written, oral, visual and electronic), whether of a technical or commercial nature, disclosed to the Executive by or on behalf of the Employer or its employees or otherwise comes under the control of the Executive in the course of the Employment (“Confidential Information”), and agrees not to (except in so far as may be strictly necessary for the proper performance of the duties under this Agreement or with the prior written consent of the Chairman), copy, use, discuss with or disclose to any third party any Confidential Information. This provision will not apply to Confidential Information which becomes public other than through unauthorised disclosure by the Executive. The Executive will use best endeavours to prevent the unauthorised copying, use or disclosure of such information by any third party.

8.2

In the course of the Employment the Executive is likely to obtain Confidential Information belonging or relating to other Group Companies or other persons. The Executive will treat such information as if it falls within the terms of Clause 8.1 and Clause 8.1 will apply with any necessary amendments to such information. If requested to do so by the Employer, the Executive will enter into an agreement with other Group Companies or any other persons in the same terms as Clause 8.1 with any amendments necessary to give effect to this provision.

8.3

The Executive agrees not to, either during or after the termination of the Employment (without the written consent of the Chairman) make any public announcement, statement or comment (whether to the media or otherwise) concerning:

	8.3.1	the affairs of the Employer or any other Group Company; or

8.3.2

the circumstances of the termination of the Employment and any offices with any other Group Company (except he may disclose the reason for such termination to any prospective or future employer and without prejudice to Clause 8.3.3. he may make announcements, statements and comments consistent with announcements, statements and comments made by or on behalf of any Group Company regarding such termination); or

	8.3.3	anything that may be detrimental to the Employer or any other Group Company:

except as required by law or any regulatory body or as appropriate in connection with the proper performance of the duties under this Agreement.

8.4	Nothing in this Agreement will prevent the Executive from making a “protected disclosure” in accordance with the provisions of the Employment Rights Act 1996.

9	Intellectual Property Rights

9.1

The Executive shall disclose to the Employer promptly following creation details of all Works made, created or developed, wholly or partially, by the Executive at any time during the course of the Employment (whether or not during working hours or using Group premises or resources). The Executive acknowledges that all Intellectual Property Rights subsisting (or which may in the future subsist) in any Work shall automatically, on creation, vest in the Employer absolutely. To the extent that they do not vest automatically, the Executive hereby assigns (or where immediate assignment is not effective, agrees to assign) to the Employer, with full title guarantee, all the Executive’s Intellectual Property Rights in any Work. Pending assignment, the Executive shall hold the Intellectual Property Rights on trust for the Employer. The Executive agrees to promptly execute all documents and do all acts as may, in the opinion of the Employer, be necessary to give effect to this Clause 9.1.

9.2

So far as permitted by applicable laws, the Executive hereby irrevocably waives all moral rights under Chapter IV (Moral Rights) of Part 1 of the Copyright, Designs and Patents Act 1988 (and all similar rights in other jurisdictions), which he may have or will have in any Work.

9.3	The Executive hereby irrevocably appoints the Employer to act as the Executive’s attorney to do everything necessary to give the Employer the full benefit of the rights under this Clause 9.

9.4	The rights and obligations of the parties under this Clause 9 shall continue after expiry or termination of this Agreement.

10	Garden Leave and Suspension

Garden Leave

10.1

At any time after notice to terminate the Employment is given by either party, or if the Executive resigns without giving due notice in circumstances in which he is not entitled to do so and the Employer does not accept the Executive’s resignation, the Employer may require the Executive to take a period of absence called garden leave (the “Garden Leave Period”). The Garden Leave Period shall last for such period or periods of the notice period as the Employer shall in its absolute discretion determine, provided they shall not exceed 6 months in aggregate. The provisions of Clause 10.2 to Clause 10.8 apply to any Garden Leave Period.

10.2

During the Garden Leave Period the Executive will not, without prior written consent of the Chairman, be employed or otherwise engaged in the conduct of any activity, whether or not of a business nature (except as permitted by Clauses 2.2 and 2.4). The Employer will have no obligation to provide work to the Executive during the Garden Leave Period. Further, the Executive will not, unless requested or permitted by the Employer:

	10.2.1	enter or attend the premises of the Employer or any other Group Company; or

	10.2.2	contact or have any communication with any customer or client of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or

10.2.3

contact or have any communication with any employee, officer, director, agent or consultant of the Employer or any other Group Company in relation to the business of the Employer or any other Group Company; or

	10.2.4	remain or become involved in any aspect of the business of the Employer or any other Group Company except as required by such companies.

10.3

During the Garden Leave Period (and save to the extent that he is on holiday taken by him pursuant to Clause 7) the Executive shall be available to (on reasonable notice) deal with requests for information, be available for meetings (unless the Employer has agreed in writing that the Executive may be unavailable for a period) and to advise on matters relating to work.

10.4

During the Garden Leave Period the Employer may require the Executive to comply with the provisions of Clause 13, except that there will be no requirement to return any company car in the possession of the Executive. The Executive may resign immediately from any and all directorships held in the Employer and any other Group Company or any company where such directorship(s) is (or are) held as a consequence or requirement of the Employment. The Employer may also require the Executive to resign immediately from any directorship held in the Employer, any other Group Company or any other company where such directorship is held as a consequence or requirement of the Employment, unless the Executive is required or permitted by the Employer to perform duties to which any such directorship relates in which case the Executive may retain such directorships while those duties are ongoing. The Executive hereby irrevocably appoints the Employer to be the Executive’s attorney to execute any instrument and do anything in the Executive’s name and on their behalf to effect the Executive’s resignation if the Executive fails to do so in accordance with this Clause 10.4

10.5

During the Garden Leave Period, the Executive will be entitled to receive the Basic Salary and all contractual benefits in accordance with the terms of this Agreement. For the avoidance of doubt the Executive shall not be entitled to receive any new award under any bonus or other incentive scheme. Any unused holiday accrued at the commencement of the Garden Leave Period and any holiday accrued during any Garden Leave Period will (to the extent not actually taken by the Executive pursuant to Clause 7) be deemed to be taken by the Executive during the Garden Leave Period in relation to day(s) (not being a Saturday, Sunday, public or bank holiday) during which the Executive was not required to deal with information requests, attend meetings, give advice or otherwise undertake any duties in connection with the Employment.

10.6	The Executive agrees and acknowledges that during any Garden Leave Period the Employer may appoint another person to carry out the duties of his role in substitution of the Executive.

10.7

At the end of the Garden Leave Period, the Employer may, at its sole and absolute discretion, make a payment in lieu of the balance of the period of notice in accordance with Clause 12.5 (less any deductions the Employer is required by law to make). For the avoidance of doubt, this Clause shall not affect the Executive’s rights and entitlements (if any) on termination of the Employment as expressly referred to in this Agreement or in any other written agreement between the parties.

10.8

All duties of the Employment (whether express or implied), including, but not limited to, the Executive’s duties of fidelity, good faith and under Clauses 2.1, 2.2 and 2.3 shall continue throughout the Garden Leave Period (except insofar as they are naturally inconsistent with the terms applicable to the Garden Leave).

Suspension

10.9

Without prejudice to the Executive’s rights to remuneration and other benefits hereunder, the Employer shall have the right at any time to require the Executive not to attend at any place of work or otherwise to suspend the Executive from the performance of any duties under this Agreement for the purpose of undertaking any investigation in relation to any material complaint against the Executive or failure to obtain or hold any regulatory approvals (provided that the Employer does not do so for longer than is necessary to ensure a thorough but prompt investigation). During the period of such suspension the Employer may assign the Executive’s duties, titles or powers to another. For the avoidance of doubt, during any period of suspension the rights of the Employer and duties of the Executive set out in clauses 10.2 – 10.8 above shall apply (save that the Employer shall not require the Executive to resign from any directorships unless the complaint is made out against him and otherwise subject to any FSA or other regulatory requirements).

11	Restrictions after termination of Employment

11.1

The Executive is likely to obtain Confidential Information and personal knowledge of and influence over employees of the Group during the course of the Employment. To protect these interests of the Employer, the Executive agrees with the Employer that the Executive will be bound by the following:

11.1.1

subject to clause 11.2 throughout the Employment and during the period of 6 months commencing with the Relevant Date the Executive will not (either on their own behalf or with any other person, whether directly or indirectly) be employed in, or carry on (or be a director of any company engaged in) any business which, is or is about to be in competition with any business of the Employer (or any other Group Company) being carried on by such company at the Relevant Date provided the Executive was concerned or involved with that business to a material extent at any time during the 12 months prior to the Relevant Date;

11.1.2

throughout the Employment and during the period of 12 months commencing on the Relevant Date the Executive will not (either on their own behalf or for or with any other person, whether directly or indirectly) entice or try to entice away from the Employer or (as the case may be) any other Group Company any Restricted Employee;

11.1.3

throughout the Employment and during the period of 12 months commencing on the Relevant Date the Executive will not (either on their own behalf or for or with any other person, whether directly or indirectly) employ or engage or try to employ or engage any Restricted Employee;

11.1.4

throughout the Employment and during the period of 12 months commencing on the Relevant Date the Executive will not (either on their own behalf or for or with any other person, whether directly or indirectly) canvass, solicit or attempt to entice away from the Employer or (as the case may be) any other Group Company any business of any Relevant Customer or any Prospective Customer in respect of the Relevant Services; and

11.1.5

throughout the Employment and during the period of 12 months commencing on the Relevant Date the Executive will not intentionally or recklessly interfere or endeavour to interfere with the continuance of supplies to the Employer and/or any other Group Company or the terms relating to those supplies by any Relevant Supplier.

11.2

In the event that the Employer gives notice to terminate the Executive’s employment and the Executive works 6 months or more of the Executive’s notice period, the Employer will not require the Executive to comply with Clause 11.1.1 above following the termination of the Executive’s employment.

11.3

Following the Termination Date, the Executive will not hold out as being in any way connected with the businesses of the Employer or of any other Group Company (except to the extent agreed by such a company).

11.4

Any benefit given or deemed to be given by the Executive to any Group Company under the terms of Clause 11 is received and held on trust by the Employer for the relevant Group Company. The Executive will enter into appropriate (but not wider) restrictive covenants directly with other Group Companies if asked to do so by the Employer.

11.5

The Executive acknowledges that the provisions of this Clause are fair, reasonable and necessary in order to protect the Confidential Information and business connections of the Employer, and any other Group Company, to which the Executive has access as a result of the Employment

11.6

Each of the obligations in this Clause 11 is an entirely separate and independent restriction on the Executive. If any part is found to be invalid or unenforceable the remainder will remain valid and enforceable.

11.7

The Executive agrees to draw the provisions of this Clause 11 to the attention of any third party who may at any time before or after the termination of the Employment offer to employ or engage the Executive in any capacity and for whom or with whom the Executive intends to work during the 12 months following the Termination Date.

12	Termination

Summary Dismissal

12.1	The Employer may terminate the Employment at any time forthwith by written notice to the Executive (and without any requirement of prior notice) if the Executive shall:-

	12.1.1	commit any serious breach of the obligations under this Agreement;

	12.1.2	be guilty of any material and serious misconduct or material and serious neglect in the discharge of the duties;

12.1.3

have a bankruptcy order made against them or make any arrangement or composition with the Executive’s creditors or have an interim order made against them pursuant to the Insolvency Act 1986 (or any re-enactment or amendment thereof for the time being in force);

12.1.4

be convicted of any criminal offence (except any road traffic offence for which a non-custodial penalty is imposed) which in the reasonable opinion of the Employer materially affects the Executive’s position as an employee under this Agreement;

	12.1.5	bring the name or reputation of the Executive or Employer, or any Group Company into material disrepute;

	12.1.6	be or become prohibited by law from becoming or remaining a director;

12.1.7

be disqualified or disbarred from membership of, or be found to have committed any serious disciplinary offence by, or be found not to be a fit and proper person by, any professional or regulatory body governing the conduct of the Executive or the business of any Group Company;

	12.1.8	cease to have FSMA Approval;

	12.1.9	cease to be entitled to work in the UK.

12.2

Where the Executive has been summarily dismissed in accordance with Clause 12.1 or where the Executive terminates the Employment in breach of the notice provisions in Clause 1.3.2, the calculation of any payment in lieu of outstanding holiday entitlement owed by the Employer to the Executive shall be calculated as being £1.

Absence Dismissal

12.3

If the Executive (owing to sickness, injury or otherwise) does not perform the duties under this Agreement for a period of at least 26 weeks (or at least 26 weeks in aggregate in any period of twelve months) the Employer shall be entitled to terminate the Employment by giving to the Executive not less than 6 months’ notice at any time while the Executive does not perform the duties and the Executive shall have no claim for compensation or otherwise against the Employer by reason of such termination.

Reconstructions or amalgamation

12.4

If employment of the Executive under this Agreement is terminated by reason of the liquidation of the Employer for the purpose of reconstruction or amalgamation and the Executive is offered employment with any concern or undertaking resulting from the reconstruction or amalgamation on terms and conditions materially no less favourable overall than the terms of this Agreement (and any written amendment hereto), then the Executive shall have no claim against the Employer in respect of the termination of the Employment (whether or not the notice required by Clause 1.3 shall have been given).

Payment in lieu of notice

12.5

The Employer may at any time in its absolute discretion, elect to terminate the Employment and this Agreement by paying to the Executive a payment in lieu of the notice period referred to in Clause 1.3 or any part thereof. The amount of the payment in lieu shall be:

	12.5.1	in the case of notice given by the Executive under Clause 1.3.2 an amount equivalent to the Basic Salary under Clause 3.1 for such period or part period;

12.5.2

in the case of notice given or to be given by the Employer under Clause 1.3.1 an amount equivalent to the Basic Salary under Clause 3.1 and the pension allowance under Clause 4.1 for such period or part period which for the avoidance of doubt shall take into account the fact that notice may not expire before the second anniversary of the Commencement Date

Such a payment shall be subject to such deductions for tax and employee national insurance as are required by law and to any other authorised deductions.

12.6	For the avoidance of doubt:-

(i)

If the Employer terminates the Executive’s employment other than in accordance with its rights under this Agreement any entitlement to damages for breach of contract will be assessed on normal common law principles (including the Executive’s obligation to mitigate any losses); and

	(ii)	The right of the Employer to make a payment in lieu of notice does not give rise to any right for the Executive to receive such a payment.

12.7

The Employer will pay any sums due under Clause 12.5 in monthly instalments over the period until the date on which notice, if it had been served in accordance with Clause 1.3, would have expired (the “Relevant Period”). The Executive is obliged to seek alternative income over the Relevant Period and to disclose the gross amount of any such income to the Employer as evidenced by payslips and/ or invoices in a timely manner. The Employer’s monthly instalment payments pursuant to this Clause 12.7 shall then be reduced by the gross amount of such alternative income earned in respect of any part of the Relevant Period. Payments shall be subject to such deductions for tax and employee national insurance contributions as are required by law and to any other authorised deductions.

13	Return of Property

13.1	The Executive will immediately upon the termination of the Employment return to the Employer at such place as the Employer may reasonably specify

13.1.1

all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the Employment and concerning any Group Company (but excluding documents and materials which belong solely to the Executive), including any Confidential Information and will not retain any copies of such documents or materials; and

	13.1.2	all other property belonging or relating to any Group Company, in good condition (allowing for fair wear and tear).

14	Directorships

14.1

The Executive’s office in any Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this Agreement conflict with the provisions of the Articles of Association, the Articles of Association will prevail.

14.2	The Executive must resign from any office held in any Group Company if asked at any time to do so by the Employer (but excluding any office necessary to enable him to perform his appointment).

14.3

By entering into this Agreement, the Executive irrevocably appoints the Employer as attorney to act in the Executive’s name and on the Executive’s behalf to execute any document or do anything in the Executive’s name necessary to effect the Executive’s resignation in accordance with Clause 14.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this Clause 14.3, a certificate in writing (signed by any director or the secretary of the Employer) will be sufficient to prove that the act or thing falls within that authority.

14.4

The termination of any directorship or other office (other than any directorship or office necessary to enable the Executive to perform his appointment) held by the Executive will not terminate the Executive’s employment or amount to a breach of terms of this Agreement by the Employer.

14.5	During the Employment the Executive will not do anything which could cause the Executive to be disqualified from continuing to act as a director of any Group Company.

14.6

The Executive must not resign office as a director of any Group Company without the agreement of the Employer, or unless he reasonably considers his position and liability as an officer of the relevant company to be materially prejudiced by the acts or omissions of its board or the Board.

15	Disciplinary and Grievance Procedures

15.1	Any disciplinary matter affecting the Executive will be dealt with by the Chairman.

15.2

If the Executive has any grievance relating to their employment such grievance should be made in writing to the Chairman. If the Executive is dissatisfied with the Chairman’s treatment of the grievance, the matter may be referred to another non-executive Director.

16	Miscellaneous Conditions of Employment

16.1

The Staff Manual (People Policies and Practice)/HR policies and practice contains general information regarding policies and procedures currently in place, within the Group, which may be altered from time to time at the sole discretion of the Employer. These do not form part of this Agreement except for the following provisions:-

	16.1.1	Group Security Policy;

	16.1.2	Personal Account Dealing;

	16.1.3	Sick Pay;

	16.1.4	Sickness absence reporting;

	16.1.5	Smoking policy.

If there is any conflict between this Agreement and such provisions, then this Agreement shall prevail.

16.2	There are no collective agreements affecting the employment of the Executive.

17	Contracts (Rights of Third Parties) Act 1999 and Data Protection Act 1998

17.1	No person other than the parties to this Agreement or any Group Company shall have any right to enforce any term of this Agreement under The Contracts (Rights of Third Parties) Act 1999.

17.2

For the purposes of the Data Protection Act 1998 (the “Act”) the Executive consents to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided by the Executive to the Employer (provided such holding, processing and disclosure is undertaken in accordance with the terms of the Act and with the Employer’s data protection policy issued from time to time) for all purposes relating to the performance of this Agreement including, but not limited to:

	17.2.1	administering and maintaining personnel records;

	17.2.2	paying and reviewing salary and other remuneration and benefits;

	17.2.3	providing and administering benefits (including if relevant, pension, life assurance, permanent health insurance and medical insurance);

	17.2.4	undertaking performance appraisals and reviews;

	17.2.5	maintaining sickness and other absence records;

	17.2.6	taking decisions as to the Executive’s fitness for work;

17.2.7

providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, Her Majesty’s Revenue and Customs and the Contributions Agency;

	17.2.8	providing information to future purchasers of the Employer or of the business in which the Executive works; and

	17.2.9	transferring information concerning the Executive to a country or territory outside the EEA.

The Executive acknowledges that during the employment the Executive will have access to and process, or authorise the processing of personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Employer. The Executive agrees to comply with the terms of the Act in relation to such data and to abide by the Employer’s data protection policy issued from time to time.

18	Other Agreements

18.1

This Agreement shall be in substitution for all existing contracts of service or consultancy between the Employer or any Group Company and the Executive, which (without prejudice to any accrued rights) shall be treated as cancelled with effect from the Commencement Date.

18.2

This Agreement comprises the whole agreement between the Employer and the Executive relating to the Employment, to the exclusion of all other warranties, representations made in good faith, undertakings and collateral contracts save that it is agreed, for the avoidance of doubt, that any written amendments to this Agreement after the date hereof, and any rights and entitlements arising pursuant to any other written agreement entered into by the Employer and the Executive in relation to the Employment on or after the date of this Agreement shall have full force and effect.

19	Notices

Any notice under this Agreement shall be in writing and shall either be given personally or be sent by prepaid first class post by the Employer to the Executive at their home address notified to the Employer pursuant to Clause 2.1.9 or at any other last known UK residential address, or by the Executive to the Employer at its address stated above or its other last known address. Any notice sent by the Employer by post shall be deemed to have been received two business days after the date of posting.

20	Interpretation

General

20.1	In this Agreement:

	20.1.1	where the context permits, references to the singular shall include references to the plural and vice versa;

20.1.2

the Employer’s Staff Manual shall mean the current manual of the Employer entitled “People Policies and Practice”/HR Policies and Practice, as may be amended or replaced by the Employer from time to time at its sole and absolute discretion. Upon any amendment or replacement, the references to the sections of the now current Employer’s Staff Manual/HR Policies and Practice in Clause 16.1 shall be construed so as to be references to the provisions of the amended or replaced Employer’s Staff Manual dealing with the same subject matter;

	20.1.3	references to a Clause mean a Clause in this Agreement;

	20.1.4	Clause headings are inserted for convenience only and shall not affect the construction of this Agreement;

20.1.5

any reference to a statute, statutory provision or subordinate legislation (“legislation”) shall be construed as referring to such legislation as amended and in force from time to time and to any legislation which re-enacts or consolidates or modifies such legislation from time to time.

Definitions

20.2	In this Agreement unless the context otherwise requires:

“Board” means board of directors of Lloyds Banking Group plc or any duly authorised committee of the same;

“Chairman” means the Chairman of the Lloyds Banking Group plc

“Commencement Date” has the meaning given in Clause 1.3;

“Confidential Information” has the meaning given in Clause 8.1;

“Dismissal for Cause” shall include termination of the Executive’s employment:-

(a) on any grounds listed in Clause 12.1; or

(b)

for any reason relating to the Executive’s performance or conduct where the Board in good faith considers that the Executive has failed or is failing to perform and/or conduct himself to the standard expected by the Board; or in any other circumstances where the Board in good faith considers that it is in the best interests of Lloyds Banking Group plc that the Executive’s employment be terminated;

“Employment” has the meaning given in Clause 1.1;

“FSA” means the Financial Services Authority and/or any successor regulatory body or bodies relevant to the Employer’s business from time to time;

“FSMA 2000” means the Financial Services and Markets Act 2000, as amended and in force from time to time, and/or any legislation which re-enacts or consolidates or modifies such legislation from time to time or otherwise replaces such legislation in respect of the FSA;

“FSMA Approval” has the meaning given in Clause 1.2;

“Garden Leave Period” has the meaning given in Clause 10.1;

“Group Company” means any of Lloyds Banking Group plc and its subsidiaries (as such terms are defined in the Companies Act 2006), and “Group” means all of them;

“Intellectual Property Rights” means all intellectual property rights, and interests in or to intellectual property rights, which may subsist in any part of the world, including where such rights are or may be obtained or enhanced by registration, any registrations, applications for registrations and rights to apply for registration of such intellectual property rights;

“Prospective Customer” means any person, firm or company which has been engaged in negotiations, with which the Executive has been personally involved, with the Employer or any other Group Company with a view to purchasing products or services from the Employer or any other Group Company during the period of 6 months prior to the Relevant Date;

“Reference Salary” means an annual amount of £1,220,000 or such higher salary as may be notified to the Executive from time to time. The Reference Salary shall be reviewed (but without any obligation to increase), annually from 1 January 2011;

“Relevant Customer” means any person, firm or company which at any time during the 12 months prior to the Relevant Date was a customer of the Employer or any other Group Company, with whom or which the Executive dealt other than in a de minimis way or for whom or which the Executive was responsible in a supervisory or managerial capacity on behalf of the Employer or any other Group Company at any time during the said period;

“Relevant Date” means (i) in the case of Clause 11.1.1 the earlier of the date the Executive gives notice to terminate his employment, the Termination Date or the date on which the Executive commences any Garden Leave Period; and (ii) in the case of Clauses 11.1.2 to 11.1.5 the Termination Date, or if earlier, the date on which the Executive commences any Garden Leave Period;

“Relevant Services” products and services competitive with those supplied by the Employer or any other Group Company at any time during the 12 months prior to the Relevant Date in the supply of which the Executive was involved or concerned other than in a de minimis way at any time during the said period;

“Relevant Supplier” means any person, firm or company which at any time during the 12 months prior to the Relevant Date was a supplier of any goods or services (other than utilities and goods or services supplied for administrative purposes) to the Employer or any Group Company and with whom or which the Executive had personal dealings during the Employment other than in a de minimis way;

“Restricted Employee” means any person who is at the Relevant Date or was at any time during the period of 12 months prior to the Relevant Date employed or engaged as a consultant in the Group in an executive or senior managerial capacity or who reported directly to the Executive and with whom the Executive has had dealings other than in a de minimis way during the course of the Employment;

“Santander” means Banco Santander, S.A.;

“Santander shares” means shares of Capital Stock in Santander, par value Euro 0.50 each;

“Termination Date” means the date on which the Employment terminates; and

“Work(s)” means any idea, method, discovery, invention, technical or commercial information, know-how, computer program, semiconductor chip layout, database, drawing, literary work, product, packaging, design, marketing concept, trade or service mark, logo, domain name and all similar works (whether registrable or not and whether copyright works or not) made, created, or developed by the Executive, either alone or with others, during the term of the Employment (whether in or outside the course of the Executive’s duties), which relates to, or is capable of being used in, the business of the Employer or any Group Company.

21	Governing Law and Jurisdiction

This Agreement is governed by and will be interpreted in accordance with the law of England and Wales. Each of the parties submits to the exclusive jurisdiction of the English courts as regards any claim or matter arising under this Agreement.

EXECUTED by the Executive and a representative of the Employer duly and fully authorized by the Board of the Employer to enter into this Agreement on the first date mentioned above.

EXECUTED as a DEED by the
Executive
António Horta-Osório
in the presence of:

Witness’s signature

Name

Address

Occupation

SIGNED on behalf of the Employer:

in the presence of: